As filed with the Securities and Exchange Commission on June 16, 2026	Registration No. 333-275089

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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POST-EFFECTIVE AMENDMENT NO. 2 TO FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

____________

TRIDENT DIGITAL TECH HOLDINGS LTD

(Exact name of issuer of deposited securities as specified in its charter)

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N/A

(Translation of issuer’s name into English)

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Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

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CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

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388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

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Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(800) 221-0102
(Address, including zip code, and telephone number, including area code, of agent for service)

__________________________________

Copies to:

Stephanie Tang, Esq. Hogan Lovells 11th Floor, One Pacific Place 88 Queensway Road Hong Kong +852 2219 0888	Jason W. Parsont, Esq. Mayer Brown LLP 1221 Avenue of the Americas New York, New York 10020 (212) 506-2500

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It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

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The Registrant hereby amends this Post-Effective Amendment No. 2 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 2 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post-Effective Amendment No. 2 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Post-Effective Amendment No. 2 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption		Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office	Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities	Face of Receipt - Top Center.

Terms of Deposit:

(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (17) and (18).

(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (15).

(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (14); Reverse of Receipt - Paragraph (18).

(v)	The sale or exercise of rights	Reverse of Receipt - Paragraphs (15) and (17).

(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt – Paragraphs (15) and (17).

(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (23) and (24) (no provision for extensions).

(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (14).

(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (8); Reverse of Receipt - Paragraphs (20) and (21).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs	Face of Receipt - Paragraph (11).

Item 2.	AVAILABLE INFORMATION

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 2 to the Deposit Agreement filed as Exhibit (a)(iii) to this Post-Effective Amendment No. 2 to the Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(i)	Deposit Agreement, dated as of September 11, 2024, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”).
___ Previously filed as Exhibit (a)(ii) to Form F-6 (File No. 333-275089) and incorporated herein by reference.

(a)(ii)	Form of Amendment No. 1 to Deposit Agreement, dated as of April 24, 2026, by and among Trident Digital Tech Holdings Ltd (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. ___ Previously filed as Exhibit (a)(i) to Form F-6 (File No. 333-275089) and incorporated herein by reference.

(a)(iii)	Form of Amendment No. 2 to Deposit Agreement, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. ___ Filed herewith as Exhibit (a)(iii).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. ___ None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ None.

(e)	Certificate under Rule 466. ___ None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Previously filed as set forth on the signature page of Form F-6 (File No. 333-275089) and incorporated herein by reference.

Item 4.	UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, by and among Trident Digital Tech Holdings Ltd, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder, as amended, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 16, 2026.

Legal entity created by the Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive two hundred forty (240) Class B ordinary shares of Trident Digital Tech Holdings Ltd.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Karen Wu
Name: Karen Wu
Title: Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Trident Digital Tech Holdings Ltd, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Singapore, on June 16, 2026.

Trident Digital Tech Holdings Ltd

By:	/s/ Soon Huat Lim
Name: Soon Huat Lim
Title: Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on June 16, 2026.

Signature	Title

/s/ Soon Huat Lim	Chairman and Chief Executive Officer (Principal Executive Officer)
Name: Soon Huat Lim

/s/ Haiyan Huang	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Name: Haiyan Huang

*	Director and Chief Technology Officer
Name: Poh Kiong Tan

*	Director
Name: How Teck Lim

*	Director
Name: Noi Keng Koh

*	Director
Name: Chwee Koh Chua

By:	/s/ Soon Huat Lim
	Name:	Soon Huat Lim
	Title:	Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Trident Digital Tech Holdings Ltd has signed this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 in New York, New York on June 16, 2026.

Authorized Representative in the United States

COGENCY GLOBAL INC.

By:	/s/ Colleen A. De Vries
Name: Colleen A. De Vries
Title: Senior Vice-President on behalf of Cogency Global Inc.

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(iii)	Form of Amendment No. 2 to Deposit Agreement